Pricing Supplement Dated 11/5/2012	Rule 424 (b) (3)

(To Prospectus Dated January 6, 2012)	File No. 333-156775

Ally Financial Inc.

Demand Notes - Floating Rate

Annual Yield:	1.75%

Effective Dates:	11/5/2012 through 11/11/2012